Filed Pursuant to Rule 433
Registration Statement No. 333-215597

Dated April 17, 2018

US$2,000,000,000

The Bank of Nova Scotia

US$1,300,000,000 3.125% SENIOR NOTES DUE 2021

US$700,000,000 FLOATING RATE SENIOR NOTES DUE 2021

US$1,300,000,000 3.125% SENIOR NOTES DUE 2021

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	3.125% Senior Notes due 2021 (the “Fixed Rate Notes”)

Principal Amount:	US$1,300,000,000

Maturity Date:	April 20, 2021

Price to Public:	99.810%, plus accrued interest, if any, from April 20, 2018

Underwriters’ Fee:	0.250%

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	US$1,294,280,000

Coupon (Interest Rate):	3.125%

Re-offer Yield:	3.192%

Spread to Benchmark Treasury:	T +67 basis points

Benchmark Treasury:	UST 2.375% due April 15, 2021

Benchmark Treasury Yield:	2.522%

Interest Payment Dates:	April 20 and October 20 of each year, commencing on October 20, 2018

Day Count / Business Day Convention:	30/360; Following, Unadjusted

Trade Date:	April 17, 2018

Settlement Date:	April 20, 2018 (T+3)

CUSIP / ISIN:	064159 LG9 / US064159LG95

Underwriters:

Underwriter	Principal Amount of Fixed Rate Notes due 2021 to Be Purchased
Scotia Capital (USA) Inc.	US$	260,000,000
Citigroup Global Markets Inc.		234,000,000
Goldman Sachs & Co. LLC		234,000,000
Morgan Stanley & Co. LLC		234,000,000
UBS Securities LLC		234,000,000
Barclays Capital Inc.		26,000,000
J.P. Morgan Securities LLC		26,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		26,000,000
Wells Fargo Securities, LLC		26,000,000

Total	US$	1,300,000,000

US$700,000,000 FLOATING RATE SENIOR NOTES DUE 2021

Issuer:	The Bank of Nova Scotia

Title of Securities:	Floating Rate Senior Notes due 2021 (the “Floating Rate Notes,” and together with the Fixed Rate Notes, the “Notes”)

Principal Amount:	US$700,000,000

Maturity Date:	April 20, 2021

Price to Public:	100.000%, plus accrued interest, if any, from April 20, 2018

Underwriters’ Fee:	0.250%

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	US$698,250,000

Pricing Benchmark:	3-month USD LIBOR (Reuters LIBOR01)

Spread to Benchmark:	+44 basis points

Interest Payment Dates:	January 20, April 20, July 20 and October 20 of each year, commencing on July 20, 2018

Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period

Day Count / Business Day Convention:	Actual/360; Modified Following, Adjusted

Trade Date:	April 17, 2018

Settlement Date:	April 20, 2018 (T+3)

CUSIP / ISIN:	064159 LH7 / US064159LH78

Underwriters:

Underwriter	Principal Amount of Floating Rate Senior Notes due 2021 to Be Purchased
Scotia Capital (USA) Inc.	US$	140,000,000
Citigroup Global Markets Inc.		126,000,000
Goldman Sachs & Co. LLC		126,000,000
Morgan Stanley & Co. LLC		126,000,000
UBS Securities LLC		126,000,000
Barclays Capital Inc.		14,000,000
J.P. Morgan Securities LLC		14,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		14,000,000
Wells Fargo Securities, LLC		14,000,000

Total	US$	700,000,000

The following description will apply to the Floating Rate Notes:

Floating Rate Notes:

The Floating Rate Notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Computershare Trust Company, N.A. until such time as the Bank appoints a successor calculation agent. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the Interest Determination Date plus 0.440%. The Interest Determination Date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and the Bank of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Notes will be paid to but excluding the relevant interest payment date. The Bank will make interest payments on the Floating Rate Notes quarterly in arrears on January 20, April 20, July 20 and October 20 of each year, commencing on July 20, 2018, to the person in whose name those Floating Rate Notes are registered on the preceding January 5, April 5, July 5 and October 5, whether or not a business day. Interest on the Floating Rate Notes will accrue from and including April 20, 2018, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for, to but excluding the next interest payment date or maturity date, as the case may be. The Bank refers to each of these periods as an “interest period.” The amount of accrued interest that the Bank will pay for any Interest Period can be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from April 20, 2018, or from the last date the Bank paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If an interest payment date for the Floating Rate Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any Interest Determination Date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least US$1,000,000, as such rate appears on “Reuters Page LIBOR01” (or any successor or replacement page) at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM” (or any successor or replacement page).

If the calculation agent determines that LIBOR has been discontinued, then it will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the Interest Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the calculation agent determines to use a substitute or successor base rate as so provided, the following will apply: If no offered rate appears on “Reuters Page LIBOR01” (or any successor or replacement page) or Bloomberg L.P. page “BBAM” (or any successor or replacement page) on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with the Bank) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least US$1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least US$1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. If no quotation is provided as described above, then the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine LIBOR for the second London business day immediately preceding the first day of such interest period in its sole discretion.

Upon request from any holder of Floating Rate Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. In no event will the interest rate on the Floating Rate Notes be less than zero.

The “Risk Factors” section of the preliminary prospectus supplement will also be updated to include the following risk factor:

Increased regulatory oversight and changes in the method pursuant to which the LIBOR rates are determined may adversely affect the value of the Floating Rate Notes.

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions. If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for the Floating Rate Notes, the interest on which will be determined by reference to LIBOR.

In the event that a published LIBOR rate is unavailable, the rate on the Floating Rate Notes will be determined as set forth under “Details of the Offering—Interest—Floating Rate Notes” described below. If the calculation agent determines that LIBOR has been discontinued, the calculation agent will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month U.S. dollar LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. The calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the Interest Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. If this occurs, the value of the Floating Rate Notes may be adversely affected.

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No PRIIPs KID. Not for retail investors in the EEA.

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We expect that delivery of the Notes will be made against payment therefor on or about the third Business Day following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will be required, by virtue of the fact that each Note initially will settle in three Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

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The Bank has filed a registration statement (File No. 333-215597) (including a base shelf prospectus dated February 1, 2017) and a preliminary prospectus supplement dated April 17, 2018 (including the base shelf prospectus, the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Scotia Capital (USA) Inc. at 1 (800) 372-3930, Citigroup Global Markets Inc. at 1 (800) 831-9146, Goldman Sachs & Co. LLC at 1 (866) 471-2526, Morgan Stanley & Co. LLC at 1 (866) 718-1649, or UBS Securities LLC at 1 (888) 827-7275.